Filed by Jaguar Animal Health, Inc.

Commission File No. 001-36714

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Napo Pharmaceuticals, Inc.

General Overview June 2017

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding the proposed merger between Jaguar and Napo and the expectation that the merger will close, the combined company’s ability to benefit from economies of scale, access efficiencies, and enhance potential value creation, the estimated potential annual sales market for Mytesi®, the 2017 net sales forecast for Mytesi®, the anticipated timing of the commercial launches of Canalevia, Equilevia, and the second-generation formulation of Neonorm Calf, and the timing of expanding the indication for Canalevia to acute diarrhea and the timing of data from planned proof of concept, field and other studies are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Forward-Looking Statements This presentation may be deemed solicitation material regarding the intended merger between Jaguar and Napo. On May 26, 2017, Jaguar filed with the SEC a Registration Statement on Form S-4 that includes a proxy solicitation. Jaguar also plans to file other relevant materials with the SEC. Stockholders of Jaguar and Napo are urged to read the proxy solicitation/prospectus contained in the Registration Statement and any other relevant materials filed with the SEC because these materials will contain important information about the intended merger. Once available, these materials will be made available to the stockholders of Jaguar and Napo at no expense to them. The Registration Statement, proxy statement/prospectus and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or from Jaguar at www.jaguaranimalhealth.com or by emailing grussell@kcsa.com. Jaguar and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the intended merger. Information about the executive officers and directors of Jaguar is set forth in Jaguar’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2016 as filed with the SEC on May 26, 2017 and Definitive Proxy Statement for the 2017 Annual Meeting of Stockholders of Jaguar filed with the SEC on April 17, 2017. 1

Crofelemer was Discovered Through the Science of Ethnobotany 2

Human Health FDA Approved Product: Mytesi® (crofelemer) Mytesi® (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Essentially Unencumbered Worldwide Rights Multiple Blockbuster Follow-on Indications Crofelemer Human Pipeline: Chemotherapy-induced diarrhea (CID) Institutional diarrhea/C. difficile Secretory diarrhea Irritable Bowel Syndrome – diarrhea predominant (IBS-D) Pediatric general watery diarrhea Orphan Drug (Congenital Diarrheal Disorders and Short Bowel Syndrome) Second-generation anti-secretory agent for multiple indications including cholera/general watery diarrhea 3

Comp of a Combined Jaguar/Napo Heron Therapeutics, Inc. SUSTOL® (granisetron): Approved August 2016 for the prevention of chemotherapy-induced nausea and vomiting. Pipeline: Pain product NASDAQ: HRTX Market Cap: $781.3M (June 6, 2017) Heron has an approved product for supportive care as well as a pipeline of important disease indications 4

GI Product Development Strategy Approved for use in humans Mytesi®1 (crofelemer) Intellectual property applies globally to all products across species 1Mytesi® (formerly known as Fulyzaq) was approved by the FDA in 2012 for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Mytesi® is a trademark of Napo Pharmaceuticals. 5

GI Product Development Strategy Approved for use in humans Mytesi®1 (crofelemer) Intellectual property applies globally to all products across species 1Mytesi® (formerly known as Fulyzaq) was approved by the FDA in 2012 for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Mytesi® is a trademark of Napo Pharmaceuticals. Neonorm™ (non-prescription) Equilevia™ (Rx) Canalevia™ (Rx) 6

Jaguar Animal Health and Napo Pharmaceuticals Have Entered a Definitive Merger Agreement Human Health Animal Health FDA Approved Product: Mytesi® (crofelemer) Mytesi® (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Essentially Unencumbered Worldwide Rights Multiple Blockbuster Follow-on Indications Canalevia™ Equilevia™ Neonorm™ Crofelemer Human Pipeline: Chemotherapy-induced diarrhea (CID) Institutional diarrhea/C. difficile Secretory diarrhea Irritable Bowel Syndrome – diarrhea predominant (IBS-D) Pediatric general watery diarrhea Orphan Drug (Congenital Diarrheal Disorders and Short Bowel Syndrome) Second-generation anti-secretory agent for multiple indications including cholera/general watery diarrhea Napo: wholly-owned subsidiary of Jaguar Health Relative valuation, 3:1, Napo-to-Jaguar 7

Napo Launched Mytesi® October 2016 and Estimates Potential U.S. Market to be Approximately $100 Million in Gross Annual Sales 1Orange Book, www.accessdata.fda.gov/scripts/cder/ob/, accessed October 2016 Napo has deployed a direct sales effort in Q2 2017 with 8 field sales representatives and telesales to promote Mytesi® to top ART-prescribing doctors in U.S. Napo forecasts Mytesi® will generate approximately $7 million in net sales in 2017, with the greatest impact on prescription growth coincident with deployment of sales force and sampling program Media Outlets that Covered the Launch 8

Total Specialty Market Opportunity of ~$100 Million Initiation on a new ART still causes diarrhea 15% of the time >50% of the U.S. HIV population is aging, and living with the virus in their gut for 10+ years, causing chronic diarrhea Commercial manufacturing in place with brand new facility We believe the only difference between current Mytesi® prescribers and non-prescribers is awareness. If the ~2,000 high prescribing HIV specialists prescribe at the same rate as known prescribers, market opportunity of >~$100M in sales could be achieved. IMPORTANT SAFETY INFORMATION Mytesi® (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Mytesi® is not indicated for the treatment of infectious diarrhea. Rule out infectious etiologies of diarrhea before starting Mytesi®. If infectious etiologies are not considered, there is a risk that patients with infectious etiologies will not receive the appropriate therapy and their disease may worsen. In clinical studies, the most common adverse reactions occurring at a rate greater than placebo were upper respiratory tract infection (5.7%), bronchitis (3.9%), cough (3.5%), flatulence (3.1%), and increased bilirubin (3.1%). Please see complete Prescribing Information available at Mytesi.com 9

First-Generation Pipeline: Human Indications of Mytesi® (Crofelemer) Phase 3 2018-2019 Phase 3 2019-2020 Phase 1 Two significant Phase 2’s completed sNDA 2021 Phase 2a 2018 Dose & Formulation Selection Phase 2-3 2019-2021 sNDA 2022 Proof-of-Concept 2017 Pivotal Trial 2018 sNDA 2019 Phase 1 2018 Phase 2/3 2019 Priority Review Voucher.* NDA 2020 *Priority review vouchers have recently sold for $125 million to $350 million Phase 1 Phase 1 Two IITs funded by Genentech, Roche & Puma SPA Phase 2/3 adaptive 2018-2019 sNDA filing 2H 2019 Phase I and multiple Phase 2's completed Phase 2a & Phase 2b 2018-2019 Phase 3 2019 sNDA 2020 SPA CID Institutional Diarrhea IBS / IBD Pediatric GWD Orphan Drug (Congenital Diarrheal Disorders and Short Bowel Syndrome) Cholera/GWD CMC development for SB-300 & Pre-clinical 10

Diarrhea is the most common adverse event reported “All-grade” diarrhea rates are 50-80% Epidermal growth factor receptor (EGFR) Tyrosine kinase inhibitors (TKI’s) and EGFR monoclonal antibodies (i.e. Herceptin) Chronic maintenance therapy Source: Wadler S, Treatment Guidelines for CID. Gastroenterology and Endoscopy News, April 2004 Mytesi® Future: Chemotherapy-induced Diarrhea (CID) A Common Problem With A Relevant Mechanism For Crofelemer 11 Where Lilly's drug loses an edge, however, is on safety — particularly diarrhea. In the mid-stage MONARCH 1 study close to 90% had diarrhea. Lilly's abemaciclib hits mark in MONARCH 3 Comparable supportive care products have guidance of $700-800 mm, US (typically double worldwide)

Crofelemer as salvage anti-diarrheal therapy with investigational breast cancer agent, neratinib TITLE: An open label study to characterize the incidence and severity of diarrhea in patients with early stage HER2+ breast cancer treated with adjuvant trastuzumab and neratinib followed by neratinib monotherapy, and intensive anti-diarrhea prophylaxis. Primary Objective: To characterize the incidence and severity of diarrhea in patients with early stage breast cancer receiving adjuvant trastuzumab and neratinib followed by 1 year of neratinib monotherapy in the setting of prophylactic anti-diarrheal management. Two Ongoing Investigator Initiated Studies in CID Primary objective: To characterize the incidence and severity of diarrhea in patients receiving investigational therapy in the setting of prophylactic anti-diarrheal management. Jaguar completed pilot safety study in CID in dogs: 25% of dogs entered study with unformed feces and resolved. KOL meeting ASCO and MASCC, DC, June, 2017 12 Submit protocol to FDA for SPA discussion

Filed for Orphan drug status in US Consanguineous increased prevalence Gut ion (chloride) channels continuously open Diagnosed patients lifespan typically into the teens Immediate investigator initiated trials and orphan drug advantages Exclusivity Relief from filing fees Tax advantages Pediatric relevant formulation CDD (Congenital diarrheal disease) and Short Bowel Syndrome 13 “With the early and extreme morbidity and mortality suffered by CDD and SBS patients, we welcome the opportunity to participate in the investigation of a novel drug to address the devastating diarrhea and dehydration caused by these lifelong diseases for which there is currently no available treatment except parenteral nutrition, and help limit the suffering of patients and their family members.” -Dr. Mohamad Miqdady, Chief of Pediatric Gastroenterology, Hepatology & Nutrition at Sheikh Khalifa Medical City in Abu Dhabi

IBS has several new entrants Largest market opportunity: All new agents have guidance >$billion Continual pain severity is an unmet need, as reflected in Rome 4 criteria (May 2016, DDW) The Rome IV criteria established that recurrent abdominal pain is the hallmark of IBS, with the associated symptom of stool consistency changes. Xifaxan: Patients often relapse on abdominal pain after 2 weeks treatment Viberzi: Increased risk of serious pancreatitis Lotronex: Black box for ischemic colitis IBS Market Evolution: Mytesi® Opportunity in 2017 14

Address the unmet medical need that persists with current therapy A successful dose-ranging study and confirmation of benefit for abdominal pain reduction A statistically significant difference in reduction of abdominal pain favoring crofelemer was observed-- ~13% difference Stool consistency improvement was also seen This is comparable to two recent drug approvals for regulatory precedent of approximately 7-8% KOL meeting at DDW, May 7-10, 2017, to define and refine protocol Submit protocol to FDA New opportunity in IBD/”pouchitis” Two significant Phase 2 studies in IBS-D Patients 15

KOLs identified an unmet need to treat diarrhea in IBD patients, particularly in specific subsets of patients IBD patients after ileal pouch-anal anastomosis (IPAA) surgery and those with microscopic colitis all suffer chronic severe diarrhea Highly motivated patient population with low placebo responder risk = relatively small proof-of-concept trial Crofelemer MoA a match in diarrhea due to bile acid malabsorption, ~30% of patients with IBD Safety and MoA of crofelemer an important differentiator Inflammatory Bowel Diseases (IBD) 16

Study evaluating crofelemer at 125 or 250 mg QID vs. placebo 1 hour after Azithromycin in confirmed cholera cases with watery diarrhea (Bardhan, et.al., ‘08 US-Japan Cholera Conf.) N=100; randomized 1:2:2 (placebo, 125 QID, 250 QID) Reducing amount of watery stool, 25-30%, 0-12 hour time periods (p=0.07) Reducing total stool output (p=0.028) Indian patient study in adults with < 24 hours severe watery diarrhea (Bardhan PK EID,’09) N=98, randomized 1:1, crofelemer vs. placebo (250 mg Q6H x 2 days) Statistically significant benefits seen in seven prospectively defined clinical endpoints including: change in mean stool weight and frequency; percent of patients with watery stools, formed stools, dehydration, mild fecal incontinence, and reduction in Gastrointestinal Index Score at End of Treatment Crofelemer superior for overall clinical success, 79% vs. 28% Evaluation of Crofelemer in Diarrhea from Cholera and in Bacterial Infections Demonstrated Potentially Life Saving Anti-dehydration Benefit 17

Long-term Pipeline Human Indications of Mytesi® (Crofelemer) Tropical Disease Priority Review Voucher* First-Generation Pipeline Second generation lower COGS botanical product: SB-300 Multiple Targeted Follow-on Indications Backed by Strong Phase 2 Evidence Brings Mytesi® to Blockbuster Potential Existing approval accelerates paths to market 18 * Long-term anti-secretory pipeline management Second-Generation Pipeline

Cholera PRV/SB-300 offer long-term pipeline opportunity for anti-secretory novel mechanism of action Mytesi® Future: A Blockbuster Pipeline within a Product Expanded manufacturing will lower cost of goods 19 HIV-D (diarrhea in HIV/AIDS patients on antiretrovirals) IBS-D (Irritable Bowel Syndrome – diarrhea predominant) Orphan Drug (Congenital Diarrheal Disorders and Short Bowel Syndrome) CID (chemotherapy-induced diarrhea)

Global partnering for a tremendous pipeline provides opportunity for non-dilutive funding and global access to Mytesi® and novel anti-secretory agents Multiple indications Multiple geographies Second generation anti-secretory Strategically sequence indication development priorities, second-generation product pipeline development, and partnering goals on a global basis 20

Combination Results in Tremendous Synergies Centralized management Manufacturing economies of scale “Weaving” synergies of R&D Common messaging in commercialization 21

LA Acute Diarrhea in Dogs Target animal Safety NADA 2017 Field study CID (MUMS) Target Animal Safety Conditional NADA 2017 Reasonable Expectation of Efficacy MUMS Designation Diarrhea Associated with Acute Equine Colitis Investigate MUMS Potential Target Animal Safety Reasonable Expectation of Efficacy Conditional NADA Chronic Diarrhea in Dogs Target Animal Safety NADA Field study Dosing Study Canalevia Specific Formulations of Crofelemer Neonorm Acute Diarrhea Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Herpes Virus Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Obesity-related Metabolic Dysfunction Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Acute Metabolic Syndrome Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Type II Diabetes Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA 22 Exercise Induced Diarrhea - Working Dogs (MUMS) MUMS Designation Target Animal Safety Reasonable Expectation of Efficacy Conditional NADA EGUS (SB-300) Dose Selection & Endpoint methodology FDA meeting, concurrence Field Study design Field Study 2018-2019 NADA 2H 2019

MUMS Strategy: Canalevia: Chemotherapy-Induced Diarrhea (CID) in Dogs 23 Develop second-generation “chew” for ease of chronic administration Commercial launch expected late 2017/early 2018 Received MUMS designation MUMS designation is similar to ‘‘orphan drug’’ status Termed “conditional approval” based on “reasonable expectation of efficacy” Populations under 70,000 dogs Completed pilot safety study in CID: 25% of dogs entered study with unformed feces and resolved Targeted NADA: End of 2017 Potential additional MUMS populations Working sled dogs

Food and companionship enriching life. At Elanco, we provide those who raise and care for animals with solutions that empower them to advance a vision of food and companionship enriching life. Elanco US Inc. is a division of Eli Lilly and Company. Up-front and milestone payment of $61 mm Canalevia™ expenses paid retroactively back to October 2016 Jaguar retains MUMS indications and reimbursed to promote in U.S. Elanco offers broad distribution: 350 field reps, royalties, commercial milestones, manufacturing work-up Jaguar and Elanco Enter Global Collaboration for Development, Co-Promotion of Canalevia™ 24 Collateral Benefit: Reduce cash burn of animal health development program and increase scale of manufacturing supply

Equine Athlete Ulcer Opportunity: Equilevia™ ~4 million high performance horses in US ~7 million worldwide 87% of high performance horses have gastric ulcers* (squamous and glandular) No marketed FDA-approved treatments effective for glandular ulcers Chronic treatment cost omeprazole: ~$50/day Positive top-line EGUS POC data *Pellegrini, Franklin L. Results of a large-scale necroscopic study of equine colonic ulcers. J Equine Vet Sci 2005; v. 25, no. 3; 113–117. ^Sykes, B.W.; Hewetson, M.; Hepburn, R.J.; Luthersson, N.; Tamzali, Y. European College of Equine Internal Medicine Consensus Statement—Equine Gastric Ulcer Syndrome in Adult Horses. J Equine Vet Internal Medicine, 2015; v. 29, Issue 5; 1288–1299. 25

Study Objective: Evaluate the safety and effectiveness of Equilevia™ for treatment of equine gastrointestinal ulcers Equilevia™ Proof-of-Concept Study for Equine Ulcers Distinguishing Feature: No Withdrawal Requirement Prior to Racing; Standard Drug Testing Did Not Detect Any Commonly Disallowed Substances ; no pH change Placebo 2.5BID 10QID 30 racehorses were randomized to one of three groups (10 horses per group). Horses in the TRT5 group received 5 grams of Equilevia™ divided into 2 doses per day; and those in the TRT40 group received 40 grams of Equilevia ™ divided into 4 doses per day. GLANDULAR: DAY 14 % of Horses with Improvement (1 Grade Decrease) GLANDULAR: DAY 35 % of Horses with No Resolution (p-value of 0.03) Placebo 2.5BID 10QID 1Sykes BW, Sykes KM, Hallowell GD. A comparison of three doses of omeprazole in the treatment of equine gastric ulcer syndrome: A blinded, randomised, dose-response clinical trial. Equine Vet J. 2015;47(3):285-290. 2Sykes BW, Sykes KM, Hallowell GD. A comparison of two doses of omeprazole in the treatment of equine gastric ulcer syndrome: a blinded, randomised, clinical trial. Equine Vet J. 2014;46(4):416-421. Conclusions: Glandular Ulcers Resolution and improvement vs. placebo at Day 14, with a p-value of 0.0286 26

Horses on treatment with Equilevia™ had higher average winnings as a percent of purse in races. Horses on placebo or on the positive control (Merial’s GASTROGARD® product) had a reduction in their average winnings. Horses on treatment with Equilevia™ had higher average total dollar winnings. Horses on placebo had a reduction in total earnings, while horses on GASTROGARD® had essentially no change in earnings. Improvement in horses finishing a race in the top 3 with Equilevia™. Horses treated with placebo had a reduction in frequency of finishing in the top 3 or in the top 5. Racing Data Summary: No statistically significant comparisons were generated for the aforementioned exploratory analyses. Equilevia™: Positive Effect on Racing Results 27

R&D/GI Expertise First-in-class products Pivotal Trial: Canalevia-Dogs- Acute Diarrhea LAUNCH: Neonorm Calf LAUNCH:* Canalevia – CID in Dogs INITIATE DEVELOPMENT: Acute Diarrhea Cats 2015 2017 2016 *Contingent upon FDA approval POC Data, Ulcers in Horses LAUNCH: Biogenesis Bagó Neonorm Calf Safety Data, Diarrhea Associated with Acute Colitis in Horses Pivotal Trial: Gastric Ulcers in Equine Athletes LAUNCH: Prophylaxis Neonorm INITIATE DEVELOPMENT: Herpes Virus Cats 2018 LAUNCH: Neonorm Foal with Henry Schein Signed Exclusive Croton lechleri Distribution Agreement for Pigs & Dairy Cattle in China CONTINUED DEVELOPMENT: Diarrhea Associated with Acute Colitis in Horses Enter Additional Partnerships LAUNCH:* Acute Diarrhea Canalevia 28

Pivotal Trial: Canalevia-Dogs- Acute Diarrhea LAUNCH: Neonorm Calf LAUNCH:* Canalevia – CID in Dogs LAUNCH:* Acute Diarrhea Canalevia INITIATE DEVELOPMENT: Acute Diarrhea Cats 2015 2017 2016 POC Data, Ulcers in Horses LAUNCH: Biogenesis Bagó Neonorm Calf Safety Data, Diarrhea Associated with Acute Colitis in Horses Pivotal Trial: Gastric Ulcers in Equine Athletes LAUNCH: Prophylaxis Neonorm INITIATE DEVELOPMENT: Herpes Virus Cats 2018 LAUNCH: Neonorm Foal with Henry Schein Signed Exclusive Croton lechleri Distribution Agreement for Pigs & Dairy Cattle in China CONTINUED DEVELOPMENT: Diarrhea Associated with Acute Colitis in Horses Enter Additional Partnerships LAUNCH: Mytesi Mytesi Indication Expansion* Mytesi Geographical Partnerships *Contingent upon FDA approval R&D/GI Expertise First-in-class products Orphan Drug (Channelopathies) Pivotal Trial Mytesi Global Partnership 29

Management Team of Combined Company Lisa Conte Founder & CEO 25+ years of industry experience Obtained first anti-secretory human product FDA approval Karen Wright Chief Financial Officer & Treasurer 30+ years of financial experience with biotech companies Former Head of Finance for Clene Nanomedicine Steven King, PhD EVP, Ethnobotany & Supply 22+ years experience surrounding supply of crofelemer Previously with Napo Pravin Chaturvedi, PhD Chair of Scientific Advisory Board; acting Napo Chief Scientific Officer 25+ year drug development veteran in pharmaceutical/biotech community Founded or co-founded Scion, IndUS and Oceanyx Pharmaceuticals Katie MacFarlane, PharmD Co-EVP, Commercial Operations (Incentive-based contractor) 25+ years of pharmaceutical industry experience at Hoffmann-LaRoche, Parke-Davis, Pfizer, Warner Chilcott & Agile Therapeutics Brian Zorn, PharmD Co-EVP, Commercial Operations (Incentive-based contractor) 23 years experience in pharmaceutical marketing, advertising, and sales Held marketing responsibility for numerous pharma brands. David Upchurch VP, Supply Chain Management & Quality Assurance Former Sr. Director, Chemical Manufacturing at Gilead Sciences 20+ years of pharmaceutical industry experience Michael Guy, DVM, MS, PhD VP & Clinical Veterinarian 20+ years of pharmaceutical R&D experience Former Director of Morris Animal Foundation’s Canine Lifetime Health Project David Sesin, PhD Chief Manufacturing Officer Pharmaceutical scientist with extensive experience ranging from early drug discovery through final product manufacturing 20+ year experience at Napo/Jaguar 30

James Bochnowski Chairman Founder of Delphi Ventures, one of the first VC firms to focus exclusively on investing in life sciences companies Co-founded Technology Venture Investors Lisa Conte Founder, CEO & President 25+ years of industry experience Obtained first anti-secretory human product FDA approval Jiahao Qiu Director Principal of BioVeda China Fund, a life science investment firm Extensive experience evaluating, managing & investing in life science companies Zhi Yang Director Chairman, Managing Partner and Founder of BioVeda China Fund Advisor to the China Health and Medical Development Foundation, under China’s Ministry of Health Folkert Kamphuis Director Former Global Head of Strategic Planning at Novartis Animal Health 20+ years in executive roles at Pfizer Animal Health/Pharmacia and Merial John Micek III Director Managing partner of Verdant Ventures Former Managing Director of Silicon Prairie Partners, LP Dr. Ari Azhir Director Founder and CEO of two companies focused on central nervous system (CNS) therapeutics Successfully commercialized 20+ healthcare products Board of Directors of Combined Company 31

Market Cap: Jaguar Animal Health to be renamed Jaguar Health, of which Napo will be a wholly-owned subsidiary Current outstanding shares at Jaguar Animal Health (JAGX): ~14.4 mm Approximate number of outstanding shares post merger, Jaguar Health with wholly-owned subsidiary Napo Pharmaceuticals (same ticker: JAGX): ~65 mm Approximate number of outstanding shares on an as-converted basis, post merger-related funding: ~93 mm 32

Comp of a Combined Jaguar/Napo Heron Therapeutics, Inc. SUSTOL® (granisetron): Approved August 2016 for the prevention of chemotherapy-induced nausea and vomiting. Pipeline: pain product NASDAQ: HRTX Market Cap: $781.3M (June 6, 2017) Heron has an approved product for supportive care as well as a pipeline of important disease indications 33

Investment Highlights Mytesi® forecasted net sales of $7.0 mm, 2017 Ability to track performance Forward integration to prescription revenue generating company Important manufacturing economies of scale Efficiencies of shared skillset Weaving of R&D and commercial common assets Synergies of merger Multiple human indications supported by Phase 2 data Priority review voucher opportunity Horizontal leverage of highly conserved mechanism of action to all mammals Enhanced landscape of broad product pipeline Non-dilutive funding opportunities Geographical deals targeted for Mytesi® Elanco terms precedent, Jaguar Global unencumbered product rights Already FDA approved commercial manufacturing facility for crofelemer Highly conserved MoA Efficacy in humans, dairy calves, dogs, pigs, horses Safety to support approved chronic administration Risk-mitigated product development Original discoverer and developer of successful FDA approved first in class anti-secretory agent, crofelemer Combined company 4 times market capitalization Palpable enthusiasm and mission of team 34

The team that discovered and developed crofelemer Enthusiasm: Anyone familiar with Malcom Gladwell’s book, Outlier, is familiar with the 10,000-hour rule to excel; our team at this combined company breaks through that barrier with 40,000 hours—20 plus years—to change the standard of care for gastrointestinal disease. We got it!

Common Pathway and MOA in Mammals Canalevia and Neonorm are distinct products that act at the same last step in a physiological pathway generally present in mammals, regardless of cause Acts locally in the gut and is minimally absorbed systemically P P Intestinal Lumen Intestinal Epithelial Cell Cl- CFTR Channel CaCC Channel Cl- H20 H20 H20 H20 H20 Cl- Cl- Cl- Cl- Cl- Cl- Intestinal Lumen Intestinal Epithelial Cell Cl- CFTR Channel CaCC Channel Cl- H20 H20 H20 H20 H20 H20 H20 H20 H20 Bacterium Viruses Drugs/ Chemo Toxins/ Other cAMP cGMP Ca2+ Intestinal Epithelial Cell Intestinal Lumen Product Product